Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

April 12, 2021

Mr. Nicholas Lamparski

Ms. Mara L. Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	Chain Bridge I Registration Statement on Form S-1 Filed March 19, 2021 File No. 333-254502

Dear Mr. Lamparski and Ms. Ransom:

This letter is confidentially submitted on behalf of Chain Bridge I (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1, filed on March 19, 2021 (the “Initial Registration Statement”), as set forth in the Staff’s letter dated April 1, 2021 to Michael Rolnick, the Company’s Chief Executive Officer (this “Comment Letter”). The Company is concurrently filing its Amendment No. 1 to Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of this Comment Letter has been reproduced and italicized herein with the response below the numbered comment. Unless otherwise indicated, the page reference in the description of the Staff’s comment refers to the Initial Registration Statement, and the page reference in the response refers to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement. The response provided herein is based upon information provided to Goodwin Procter LLP by the Company.

Registration Statement on Form S-1 filed March 19, 2021

Principal Shareholders, page 130

1.            Please expand the disclosure in footnote (3) to identify the natural persons who serve as members of the board of managers.

Response to Comment No. 1: The Company respectfully advises the Staff that it has revised the disclosure on page 132 of the Amended Registration Statement in response to the Staff’s comment.

* * * * *

Mr. Lamparski

Ms. Ransom

U.S. Securities and Exchange Commission

April 12, 2021

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (650) 752-3152.

Sincerely,
/s/ Daniel Espinoza, Esq.
Daniel Espinoza, Esq.

cc: Michael Rolnick, Chief Executive Officer, Chain Bridge I
Jocelyn Arel, Esq., Goodwin Procter LLP